Exhibit 99.1
Increase in Share Ownership in Jeju Bank

On March 14, 2019, Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) disclosed that as a result of share purchase of Jeju Bank in after-hours trading, Shinhan Financial Group’s shareholding in Jeju Bank increased from 71.89 to 75.31%.